U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The American Education Corporation
(Name of Issuer)

Common Stock, $.025 par value
(Title of Class of Securities)

02553P 10 1
(CUSIP NUMBER)

Jeffrey E. Butler
The American Education Corporation
7506 North Broadway Ext., Suite 505
Oklahoma City, Oklahoma  73116
(Name, Address and Telephone Number of Person authorized to
Receive
Notices and Communications)

June 15, 1991
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [_____].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 02553P 10 1

1.  Name of Reporting Person
    John D. Garber *

2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]

3.  SEC Use Only

4.  Source of Funds
    PF/00

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to items 2(d) or 2(e)	[   ]

6.  Citizenship or Place of Organization
    United States

                        7.  Sole Voting Power
                            6,205,461 (consisting of 5,833,990
                            shares and options for 371,471 shares
                            exercisable within 60 days)
Shares   	              8.  Shared Voting Power
Beneficially	               0
Owned by Each		         9.  Sole Dispositive Power
Reporting Person            6,205,461 (consisting of 5,833,990
With                        Shares and options for 371,471 shares
                            exercisable within 60 days)
                       10.  Shared Dispositive Power
                            0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     6,205,461 (consisting of 5,833,990 shares and options for 371,471 shares exercisable within 60 days)

12. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares  [__]

13.  Percent of Class Represented by Amount in Row (11)
     48.6%

14.  Type of Reporting Person
     IN

* See Item 3 Below

Item 1.  Security and Issuer.
-----------------------------

Title of class of equity securities:
common stock, $0.025 par value

Issuer:
The American Education Corporation

Address of principal executive offices:
7506 North Broadway, Suite 505
Oklahoma City, Oklahoma  73116


Item 2.  Identity and Background.
---------------------------------

This statement is filed by John D. Garber. Mr. Garber's residence address is 7011 Lavender Way, Carlsbad, CA 92009.
Mr. Garber is a retired private investor. The address of The American Education Corporation is 7506 North Broadway, Suite 505, Oklahoma City, Oklahoma 73116. Mr. Garber has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Garber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

The purchase price for the shares and options for shares came from personal funds of Mr. Garber. Mr. Garber converted debt and accrued interest between 1991 and 1996 in the amount of $1,149,377 into 4,183,269 shares of the Company's Common Stock. In 1993 Mr. Garber exercised warrants in the amount of $20,000 for 100,000 shares of the Company's Common Stock. In 1994 Mr. Garber purchased 167,745 shares of the Company's Common Stock for $80,706 and invested $541,720 in convertible preferred stock that was converted into 1,632,022 shares of the Company's Common stock. In 1997 Mr. Garber sold 75,399 shares and in 1998 sold 173,647 shares of the Company's Common Stock. As of March 31, 1998 Mr. Garber beneficially owned 5,833,990 shares as follows:
The John D. Garber and Clare C. Garber Trust owns 5,428,288; the Garland Gember Corporation Defined Benefit Plan Trust, of which
J. D. Garber and C. C. Garber are the trustees owns 400,000 shares, and John D. Garber owns 5,702 shares.

Item 4.  Purpose of Transaction.
--------------------------------

The purpose of the acquisitions of the shares of common stock and options by Mr. Garber is for investment, and the purchases were made in the ordinary course of business. Mr. Garber may make further purchases of share of common stock from time to time and may dispose of any or all of the shares of common stock beneficially owned by him at any time, subject to applicable securities laws. Mr. Garber does not have any current plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 in Schedule 13D. Mr. Garber may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) The aggregate number of shares of common stock of the issuer beneficially owned by Mr. Garber is 6,205,461 or approximately 48.6%.

(b) Mr. Garber has the sole power to vote and to dispose of 5,833,990 shares of the issuer and the sole power to dispose of the 371,471 options.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
-----------------------------------------------------------------

Not Applicable.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

Not Applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 12, 1998

/s/John D. Garber